UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the ﬁscal semiannual period ended June 30,2025

CWS Investments Inc

(Exact name of issuer as speciﬁed in its charter)

Virginia	88-0822121
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

5242 Port Royal Road, #1785, North Springfield, Virginia 22151

(Full mailing address of principal executive ofﬁces)

866-226-5736

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The financial statements and discussion and analysis of our financial condition, results of operations, and financial statements contained here within should be read in conjunction with our Offering Circular dated August 19, 2024 found here. This discussion and analysis may contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. The accompanying balance sheets, statements of operations, shareholders’ equity and cash flows as of June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024 are unaudited and have not been reviewed by an external auditor.

Overview

The Company is a Virginia based corporation formed on February 22, 2022, that originates, acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties (under 100 units). The Company purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (the “Notes”) throughout the United States with loan to value characteristics typically less than 100%. Meaning, the Company intends on purchasing Notes that are fully secured with additional equity coverage. We define loan to value (“LTV”) as a percentage of the sum of the unpaid balance plus all senior debt, divided by the estimated value of the collateral. While the Company primarily invests in first mortgages, the Company may opportunistically invest in second mortgages and lease options if they meet the aforementioned characteristics. The Company also invests in acquiring middle and upper class single family homes and smaller multi-family residential properties, and will also originate business purpose mortgage loans secured by the same. While the Company will typically make the aforementioned investments on a cash basis, it reserves the right to employ the use of credit facilities to enhance its buying power. In no event will the Company acquire debt from a credit facility in excess of 70% of loan to value to purchase assets.

The Company engages in originating business purpose mortgage loans throughout the United States. To support the origination and sale of Business purpose mortgage loans, the Company operates as a correspondent lender and utilizes a warehouse line of credit specifically for these purposes. The Company currently maintains a $10 million warehouse facility, which is exclusively dedicated to originating Business purpose mortgage loans. These loans are originated under the Company’s underwriting guidelines, funded through the warehouse line, and temporarily held in a special purpose vehicle (“SPV”). The Warehouse Lender generally funds up to 85% of the loan amount. These loans are expected to be sold to third-party investors or institutional buyers within 30 days of origination. In certain cases, the Company may choose to retain select loans on its balance sheet based on strategic or market considerations. The Company has not utilized its warehouse line of credit as of June 30, 2025.

The Company’s portfolio consists of:

Residential Mortgage Loans (“RML”): These are loans backed by residential real estate and made to borrowers for personal, family, vacation, or household use. We purchase both performing and non-performing Residential Mortgage Loans on the secondary market to maintain diversity of the portfolio. The Company’s primary focus is on non-performing loans due to the difference between the discounted purchase price and the unpaid principal balance (“UPB”), accrued interest, and advances being greater.

Business Purpose Mortgage Loans (“BPL”): In addition to acquiring RML’s, the Company engages in originating and purchasing business purpose mortgage loans. These are loans secured by real estate and made to an individual or entity for a non-consumer purpose such as purchasing an investment property that will be used as a rental property. A borrower can be the natural person, or the business entity obligated to repay the loan. BPL are typically short term in nature and are intended to “bridge” the gap until the borrower secures permanent financing or sells the property. We consider our BPL to include the following categories: Real Estate Construction, Real Estate Commercial, and Real Estate Residential.

Real Estate Properties: The Company also owns single-family homes and smaller multi-family residential properties purchased on a cash basis.

Other Real Estate Properties (“OREO”): The Company owns property acquired in full or partial settlement of loan obligations generally through foreclosure or deed in lieu of foreclosure.

Results of Operations

In the opinion of Management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

The following Results of Operations are based on the unaudited financial statements for the six months ended June 30, 2025 (“SME June 30, 2025”), the unaudited financial statements for the six months ended June 30, 2024 (“SME June 30, 2024”), and the audited financial statements as of December 31, 2024.

For the SME June 30, 2025, the Company had Net Income of $920,708, total revenues of $1,703,808, and other income of $1,082,434. The Net Income was primarily driven by interest income on loans of $1,377,972, gains on transfer from loan to REO of $790,748, and a decrease in personnel costs of $141,541.

For the SME June 30, 2024, the Company had a Net Operating Loss (“NOL”) of $66,454, total revenues of $1,172,834, and other income of $170,284. The NOL was primarily driven by personnel expenses, including salaries and benefits, of $844,087.

Revenues

We currently generate the majority of our revenue from interest on loans and loan origination fees (“Lender Fees”). The amount of revenue from interest from loans increased for the SME June 30, 2025 as compared to the SME June 30, 2024 due to an increase in the unpaid principal balance (“UPB”) of accrual loans in our portfolio. The amount of revenue from interest on loans of $1,377,972 for the SME June 30, 2025 was recognized on 35 loans. Interest revenue of $896,262 for the SME June 30, 2024 was recognized on 48 loans.

Interest on Loans in the Statements of Operations in the financial statements is comprised of interest earned from the following situations:

●	Prepayments of nonaccrual (“non-performing”) loans

●	Prepayments of accrual (“performing”) loans

●	Contractual interest payments due on performing loans

The following table summarizes the revenue included in Interest on Loans in the Statements of Operations due to prepayments of non-performing and performing loans:

	SME June 30, 2025
	Non-performing	Performing	Total
Interest on Loans	$22,997	$1,780	$24,777
Number of loans	1	1	2

	SME June 30, 2024
	Non-performing	Performing	Total
Interest on Loans	$28,268	$0	$28,268
Number of loans	1	0	1

The decrease in Lender Fees revenue for the SME June 30, 2025 as compared to the SME June 30, 2024 is due a decrease in the amount of Lender Fees charged to borrowers and being credited to income due to the Company purchasing more loans than originating.

Late Fees are recognized as revenue when they are contractually due on performing loans. The increase in Late Fees for the SME June 30, 2025 as compared to the SME June 30, 2024 is due to the late fees occurring on business purpose mortgage loans with a higher unpaid principal balance. Late Fees on business purpose mortgage loans are generally calculated as a percentage of the UPB.

Advances are payments made by the Lender which are an obligation of the borrower. An example of Advances are payments made for property taxes, homeowners’ insurance or past due utility bills or municipal liens and fines. When the Company purchases a loan, there are sometimes Advances owed on the loan, in addition to the loan balance and unpaid interest of the loan. When we purchase a loan with Advances, this means the prior lender made an advance on the borrower’s behalf and the prior lender did not receive payment from the borrower for said Advances. If we purchase a loan with Advances, we are entitled to receive all future payments from the borrower for the unpaid balance of Advances. Payments we receive for the unpaid balance of Advances are recognized as revenue upon receipt and included in Late Fees and Other on the Statements of Operations.

When we make Advances on the borrower’s behalf, the amount is recorded as a receivable and is shown in Other Receivables, net on the Balance Sheets in the financial statements. When we receive a payment from the borrower for Advances paid by us (not the prior lender), the payment is recorded as a reduction to the receivable.

Rental Income is generated from our rental properties. Rental income for the SME June 30, 2025 as compared to the SME June 30, 2024 is similar due to the occupancy and rent rates remaining consistent during both periods.

Other Revenue

The Company utilizes its business credit card for marketing, advertising, and other general and administrative expenses. The business credit card provides limited liquidity and cash back rewards on purchases. The increase in Other Revenue for the SME June 30, 2025 as compared to the SME June 30, 2024 is primarily attributable to dividend income of $33,277 earned from a money market account established during 2025. The Company will temporarily place funds in such accounts following capital inflows, while conducting due diligence related to prospective asset acquisitions or loan originations. These placements are intended to preserve liquidity and generate short-term income during the interim evaluation period.

Other Income

We report gains on the transfer and sale of our loans and real estate in Other Income in the Statements of Operations in the financial statements. The Gain on Sale of Real Estate Property for the SME June 30, 2025 of $137,531 was from the sale of one foreclosure property. The Gain on Sale of Real Estate Property for the SME June 30, 2024 of $10,160 was from the sale of two foreclosure properties. The Gain on Transfer from Loan to REO for the SME June 30, 2025 of $790,748 was from the transfer from loan to REO of 10 foreclosure properties.

The Gain on Sale of Mortgage Loans is primarily due to the company liquidating loans as per the business plan, which includes selling non-performing loans off to the secondary market upon the borrowers commencing with making payments and the loan considered reperforming. The Gain on Sale of Mortgage Loans for the SME June 30, 2025 is from the sale of 11 residential mortgage loans. The Gain on Sale of Mortgage Loans for the SME June 30, 2024 is from the sale of 22 residential mortgage loans.

Operating Expenses

Loan Expenses

The Company incurred expenses directly related to its Loans of $200,670 and $64,351 for the SME June 30, 2025 and the SME June 30, 2024, respectively, and is included in Operating Expenses: Loan Expenses in the Statements of Operations in the Financial Statements. The following table is a breakdown of our Loan Expenses:

	SME June 30, 2025	SME June 30, 2024
Due Diligence	$33,850	$2,172
Legal	55,294	33,090
Loan Servicing Fees	13,567	15,376
Miscellaneous	97,959	13,713
Total Loan Expenses	$200,670	$64,351

The Company performs due diligence on the loans prior to purchase. Due diligence expenses may include costs for title search and review, property inspections, attorney reviews and engaging third parties to review any available information about the loans, the creditworthiness of the borrower, and evaluating the value and condition of the underlying collateral on the loan. The increase in due diligence costs for the SME June 30, 2025 as compared to the SME June 30, 2025 is primarily attributable to a higher volume of loans reviewed. As more loan opportunities were evaluated, related expenses such as third-party reports, valuations, and underwriting analyses increased accordingly. We expect operating expenses to continue to increase in the future as we increase the number of loans within the portfolio.

Legal expenses directly related to our loans generally relate to legal action pertaining to our non-performing loans. The increase in legal expenses for the SME June 30, 2025 as compared to the SME June 30, 2025 is primarily the result of an increase in the number of loans proceeding through bankruptcy and foreclosure, including several contested cases. These matters require additional legal filings, representation, and case management, which contributed to the overall rise in costs.

We utilize a loan servicing company for our loans and pay a monthly servicing fee along with other miscellaneous servicing expenses to the loan servicing company. The decrease in Loan Servicing Fees for the SME June 30, 2025 as compared to the SME June 30, 2024 was due to the decrease in the number of loans being boarded and deboarded in our portfolio.

Real Estate Property Expenses

Real Estate Property Expenses include expenses related to the Company’s multi-family rental properties, residential properties, and its OREO. Expenses include insurance, property management fees, property taxes, repairs and maintenance, utilities, and other miscellaneous expenses. Real Estate Property Expenses of $84,080 and $89,439 as shown in Real Estate Property Expenses in the Statements of Operations as of June 30 2025 and June 30, 2024, respectively, consist of the following:

	As of June 30,
	2025	2024
Insurance	$6,675	$3,556
Property Management Fees	3,060	5,105
Property Taxes	4,108	1,787
Repairs and Maintenance	43,255	13,902
Utilities	5,602	10,034
Selling Expenses	14,150	28,440
Other Miscellaneous Expenses	7,230	26,615
Total Real Estate Property Expenses	$84,080	$89,439

Repairs and Maintenance Expenses increased for the SME as of June 30, 2025, compared to the same period in 2024, primarily due to non-capitalizable expenditures incurred on our OREO properties. These repairs were necessary to prepare the properties for sale or rental.

General and Administrative (“G&A”) Expenses

The decrease in G&A Expenses for the SME June 30, 2025 as compared to the SME June 30, 2024 is primarily due to a reduction in software expenses and attendance fees and travel related to investor and broker dealer conferences. We regularly review our general and administrative expenses by assessing actual as compared to budgeted costs each month. As part of a cost-saving initiative, the Company reduced its dues and subscriptions, resulting in a cost savings of $23,895 for the SME as of June 30, 2025, compared to the same period in 2024.

We incur bank fees when receiving contributions from investors and paying monthly dividends to investors. Bank fees increased by $4,173 for the SME June 30, 2025 as compared to the SME June 30, 2024 due to the increasing number of investors. We expect bank fees to continue to increase in the future as we acquire more investors and therefore increase the number of bank transactions.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from the issuance of Preferred Shares and Bonds.

The Company raises capital through the issuance of Series A Preferred Shares with an initial stated value of $10 per share. From Inception (February 22, 2022) through June 30, 2025, the Company has raised $39,715,960 (net of redemptions) of capital through the issuance of Class A Series A Preferred Shares through its Regulation A Offering. During the same period, the Company issued 158,562 Shares of Class A Series A Preferred Bonus Shares (net of forfeitures via early redemption).

On February 2, 2023, the Company filed a notice with the SEC pursuant to Rule 506(c) of Regulation D, indicating its intent to offer the following classes of its Series A Preferred Stock: Class B, Class C, and Class D (collectively, “Class BCD”). As of June 30, 2025, the Company has raised $6,262,500 through the issuance of Series A Preferred Shares through the Reg D 506c offering. During 2023, the Company signed an Engagement Agreement to have MIT Associates LLC “MIT” as the exclusive financial advisor and lead placement agent in connection with Reg D 506c solicitation equity offering of Series A Preferred Shares.

The following table represents a rollforward of the number of Shares, by class, subject to redemption from Inception (February 22, 2022 through June 30, 2025):

	Series A Preferred Shares Subject to Redemption
	Class A	Class B	Class C	Class D	Total
Balance at inception February 22, 2022	-	-	-	-	-
Shares Issued	660,163	-	-	-	660,163
Bonus Shares Issued	34,979	-	-	-	34,979
Balance at December 31, 2022	695,142	-	-	-	695,142
Shares Issued	1,283,723	78,800	50,000	-	1,412,523
Bonus Shares Issued	58,451	-	-	-	58,451
Shares Redeemed	(22,550)	-	-	-	(22,550)
Bonus Shares forfeited	(978)	-	-	-	(978)
Balance at December 31, 2023	2,013,788	78,800	50,000	-	2,142,588
Shares Issued	945,940	170,800	55,000	80,000	1,251,740
Bonus Shares Issued	43,886	-	-	-	43,886
Gross Up Shares	-	4,875	-	-	4,875
Shares Redeemed	(8,850)	-	-	-	(8,850)
Bonus Shares forfeited	(350)	-	-	-	(350)
Balance at December 31, 2024	2,994,414	254,475	105,000	80,000	3,433,889
Shares Issued	513,970	116,650	50,000	25,000	705,620
Bonus Shares Issued	24,274	-	-	-	24,274
Gross Up Shares	-	3,367	1,250	-	4,617
Shares Redeemed	(27,050)	-	-	-	(27,050)
Bonus Shares forfeited	(1,700)	-	-	-	(1,700)
Balance at June 30, 2025 (unaudited)	3,503,908	374,492	156,250	105,000	4,139,650

On January 15, 2025, the Company filed an additional notice with the SEC under Rule 506(c) for the offering of Series B Bonds, specifically Class D4, Class D5, and Class E5 Bonds. As of June 30, 2025, the Company has received $5,605,000 through the issuance of Class D5 Series B Bonds.

The Company submitted a Post Offering Statement for qualification dated August 19, 2024 to extend the Offering and offer up to $75,000,000 of our Class A Series A Preferred Shares.

The Company currently maintains a warehouse line of credit, which is considered a debt obligation. As of June 30, 2025 the Company has not used this line of credit. This facility will be secured by a subset of the Company’s loans and is used as a short-term financing mechanism to originate loans and provide liquidity. The Company typically repays the line upon sale of the loans, thereby recycling capital efficiently. Management’s goal is to expand access to credit facilities, including securing a line of credit up to $20,000,000 in 2026. Any future line of credit would be secured by a subset of our loans.

The Company had cash on hand of $4,995,850 as of June 30, 2025.

We require capital to fund our investment activities and operating expenses. Our sources of capital may include net proceeds from our future Offerings, cash flow from operations, net proceeds from asset repayments and sales and borrowings under credit facilities.

We anticipate that cash on hand, along with future operational cash flows and proceeds from potential future offerings, will provide sufficient liquidity to meet our future funding commitments and operational costs. Should the Company decide to invest in residential real estate properties, it may consider financing options that allow leveraging the purchase on favorable terms while still generating a return. As of June 30, 2025, the Company has yet to secure any financing on its real estate owned properties.

If we are unable to raise additional funds, we may face long-term liquidity and capital resource challenges. This would result in fewer investments, leading to less diversification in the type, number, and size of our investments.

Additionally, we could experience greater fluctuations based on the performance of the specific assets we acquire. Moreover, our inability to secure substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions. We expect to continue paying interest on Bonds and dividends on Series A Preferred Shares and Bonus Shares on a monthly basis in the near term from operating income, offering proceeds and other sources.

Trend Information

For the first six months of 2025, the mortgage industry demonstrated a divergence between traditional economic indicators and actual loan performance. Historically, rising unemployment has been closely linked with higher mortgage defaults. While unemployment has indeed ticked upward this year, defaults on owner-occupied residential mortgage loans have remained stable. Borrowers in this category continue to benefit from high equity levels and the tighter underwriting standards adopted in the post-2008 era, suggesting that the broader homeowner market remains relatively resilient.

In contrast, a different trend has emerged in loans originated for investment purposes. The volume of non-owner-occupied loans entering default has increased significantly. Many of these borrowers operate with thinner margins, rely on rental income or short-term property appreciation, and are more exposed to cash flow disruptions. This has resulted in a noticeable rise in defaults among investor-held loans, even as owner-occupied performance remains steady.

Trading activity reflects this divide. The number of owner-occupied loans available for purchase on the secondary market remains limited, largely constrained by bid/ask pricing spreads between sellers and buyers. However, offerings of investor-backed mortgage loans have grown, both from distressed sellers and from lenders looking to reduce exposure.

Adding to this picture, certain regional markets have begun to experience home price declines. While the overall housing market remains supported by long-term supply constraints, specific areas have shown downward adjustments, creating additional risk pressure on leveraged investors.

Together, these dynamics suggest a bifurcated market: owner-occupied residential loans appear stable, supported by stronger borrower balance sheets, while investor-backed loans are exhibiting rising levels of distress and fueling increased activity in secondary trading.

The Company is closely monitoring this trend and its potential impacts on its loan portfolio. As of June 30, 2025, there has been no significant effect on the Company’s performance. However, any deterioration in economic conditions could negatively impact cash flow and potentially affect our ability to make monthly distributions to investors.

Item 2. Other Information

Nothing to report as of June 30, 2025.

Item 3. Financial Statements

CWS Investments Inc.

Balance Sheets

As of June 30, 2025 and December 31, 2024

	As of June 30, 2025	As of December 31, 2024
	(unaudited)	(audited)
ASSETS
Residential Mortgage Loans, held-for-sale, net	$1,281,914	$1,034,747
Residential and Business Purpose Mortgage Loans, held-for-investment, net	26,226,475	17,088,695
Real Estate Property, held-for-sale, net	1,484,561	377,938
Other Real Estate Property, held-for-sale, net	1,990,754	1,728,961
Internal-use Software Intangible Asset, net	63,436	63,436
Cash and Cash Equivalents	4,995,850	2,005,540
Accounts Receivable	2,675	232,447
Interest Receivable	1,300	6,164
Other Receivables, net	403,431	2,424,072
Prepaid Expenses	10,623	21,969
Due from Related Parties	3,926	17
Cash Surrender Value of Company-owned Life Insurance	30,097	19,477
Furniture and Equipment, net	5,390	5,390
Total Assets	36,500,432	25,008,853

LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Accounts Payable	185,345	60,398
Credit Card Obligations	49,407	10,887
Accrued Liabilities	18,353	103,845
Taxes Payable	-	51,895
Liability for Credit Losses on Unfunded Loan Commitments	4,072	4,072
Bond Liabilities, net	5,542,847	-
Total Liabilities	5,800,024	231,097

Commitments and Contingencies
Series A Preferred Stock, 4,139,650 and 3,433,889, Shares Issued and Outstanding at June 30, 2025 and December 31, 2024, respectively, at Redemption Value	39,715,960	32,930,260
Stockholders’ Deficit
Common Stock 1,000,000 Shares Authorized, 1,000,000 Shares Issued and Outstanding; Zero Par Value Per Share	-	-
Additional Paid-in Capital	-	-
Accumulated Deficit	(9,015,552)	(8,152,504)
Total Stockholders’ Deficit	(9,015,552)	(8,152,504)
TOTAL LIABILITIES, REDEEMABLE SERIES A PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	36,500,432	25,008,853

See accompanying unaudited notes to the financial statements

CWS Investments Inc.

Statements of Operations

For the Six Months Ended June 30, 2025 and June 30, 2024

	Six Months Ended June 30,
	2025	2024
	(unaudited)	(unaudited)
REVENUES
Interest on Loans	1,377,972	896,262
Late Fees and Other	9,830	2,135
Lender Fees	182,708	205,457
Rental Revenue	65,093	64,495
Other Revenue	68,205	4,485
Total Revenues	1,703,808	1,172,834

OPERATING EXPENSES
Personnel Expenses	702,546	860,766
Loan Expenses	200,670	64,351
Real Estate Property Expenses	84,080	89,439
General and Administrative	279,795	389,088
Bond Interest and Issuance Costs	149,014	-
Provision for Credit Losses	439,724	5,928
Total Operating Expenses	1,855,829	1,409,572

OTHER INCOME
Gain on Sale of Mortgage Loans	154,155	160,124
Gain on Transfer from Loan to REO	790,748	-
Gain on Sale of Real Estate Property	137,531	10,160
Total Other Income	1,082,434	170,284
INCOME (LOSS) BEFORE TAXES	930,413	(66,454)
Income Tax Expense	9,705	-
NET INCOME (LOSS)	920,708	(66,454)
Series A Preferred Stock Dividends	(1,572,838)	(982,564)
NET LOSS AVAILABLE TO COMMON STOCKHOLDER	(652,130)	(1,049,018)

See accompanying unaudited notes to the financial statements.

CWS Investments Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2025 and June 30, 2024

	Six Months Ended June 30,
	2025	2024
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$920,708	$(66,454)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used) in Operating Activities:
Cash Surrender Value of Company-owned Life Insurance Policies	(10,620)	(13,535)
Amortization of Internal-use Software	-	21,000
Accretion of Loan Costs	3,686	18,362
Accretion of Loans HFI discount	(786,797)	-
Furniture and Equipment: Accumulated Depreciation	-	967
Real Estate Property: Accumulated Depreciation	-	6,077
Provision for Losses on Real Estate	393,100	-
Provision for losses on Recoverable Loan Advances	(948)	(14,220)
Provision for Losses on Loans	47,572	47,392
Gain on Sale of Real Estate Property	(137,530)	(10,160)
Gain on Loan Transfer to REO	(790,748)	-
Gain on Sale of Mortgage Loans	(154,155)	(160,124)
Purchases of Loans, HFS	(515,000)	-
Principal Payments: Loans, HFS	113,509	397,524
Sale Proceeds: Loans, HFS	307,871	553,689
Changes in Operating Assets and Liabilities
Accounts Receivable	229,772	-
Interest Receivable	19,228	(9,934)
Other Receivables	1,991,237	(35,065)
Prepaid Expenses	11,346	(29,384)
Due From Related Parties	(3,909)	554
Credit Card Obligations	38,520	(43,435)
Accrued Liabilities	(85,492)	(58,280)
Accounts Payable	124,947	(482)
Taxes Payable	(51,895)	-
Net Cash Provided by Operating Activities	1,664,402	604,492

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and Funding of Loans, HFI net of discount	(12,539,655)	(7,487,786)
Broker Fees and Loan Costs Loans HFI	(157,125)	(3,250)
Principal Payments on Loans HFI	2,968,825	2,534,000
Lender Fees for Loans HFI	25,342	-
Purchases of Furniture and Equipment	-	(3,236)
Cash for Deed to Real Estate Property - REO	-	(1,000)
Purchases of Real Estate Property	(1,031,979)	-
Proceeds from Sale of Real Estate Property	1,790,174	191,060
Improvements of Real Estate Property	(274,464)	(6,793)
Net Cash (Used in) Investing Activities	(9,218,883)	(4,777,005)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series A Preferred Shares	7,056,200	5,156,730
Redemption of Series A Preferred Shares, net of penalties	(264,750)	(25,150)
Offering Costs	(216,668)	(195,821)
Distributions to Preferred Stockholders	(1,572,838)	(982,564)
Issuance of Bonds, net	5,542,847	-
Net Cash Provided by Financing Activities	10,544,791	3,953,195
Net Increase in Cash and Cash Equivalents	2,990,310	(219,318)
Beginning of Year or Period	2,005,540	1,064,555
End of Year or Period	4,995,850	845,237

See accompanying unaudited notes to the financial statements

CWS Investments Inc.

Statement of Changes in Stockholders’ Deficit

For the Six Months Ended June 30, 2025 and June 30, 2024

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2025	$-	$-	$-	$(8,152,504)	$(8,152,504)
Issuance of Series A Preferred Shares	7,056,200	-	-	-	7,056,200
Reclassification of Preferred Stock at Redemption Value	(7,056,200)	-	-	-	(7,056,200)
Redemption of Series A Preferred Shares	(270,500)	-	-	-	(270,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	270,500	-	-	-	270,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	5,750	5,750
Offering Costs	-	-	-	(216,668)	(216,668)
Distributions to Preferred Stockholders	-	-	-	(1,572,838)	(1,572,838)
Net Income	-	-	-	920,708	920,708
Balance at June 30, 2025 (unaudited)	$-	$-	$-	$(9,015,552)	$(9,015,552)

Balance at January 1, 2024	$-	$-	$-	$(6,011,699)	$(6,011,699)
Issuance of Series A Preferred Shares	5,156,730	-	-	-	5,156,730
Reclassification of Preferred Stock at Redemption Value	(5,156,730)	-	-	-	(5,156,730)
Redemption of Series A Preferred Shares	(28,500)	-	-	-	(28,500)
Reclassification of Redeemed Preferred Stock at Redemption Value	28,500	-	-	-	28,500
Penalties on Early Redemption of Series A Preferred Shares	-	-	-	3,350	3,350
Offering Costs	-	-	-	(195,821)	(195,821)
Distributions to Preferred Stockholders	-	-	-	(982,564)	(982,564)
Net Loss	-	-	-	(66,454)	(66,454)
Balance at June 30, 2024 (unaudited)	$-	$-	$-	$(7,253,188)	$(7,253,188)

See accompanying unaudited notes to the financial statements

CWS Investments Inc.

Notes to the Financial Statements (unaudited)

1. ORGANIZATION AND BUSINESS

Nature of Operations

The Company is a Virginia based corporation formed on February 22, 2022, that originates, acquires and manages real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties (under 100 units). The Company purchases performing and non-performing promissory notes, lines of credit, and land installment contracts secured by real property (the “Notes”) throughout the United States with loan to value characteristics typically less than 100%. Meaning, the Company intends on purchasing Notes that are fully secured with additional equity coverage. We define loan to value (“LTV”) as a percentage of the sum of the unpaid balance plus all senior debt, divided by the estimated value of the collateral. While the Company primarily invests in first mortgages, the Company may opportunistically invest in second mortgages and lease options if they meet the aforementioned characteristics. The Company also invests in acquiring middle and upper class single family homes and smaller multi-family residential properties, and will also originate business purpose mortgage loans secured by the same. While the Company will typically make the aforementioned investments on a cash basis, it reserves the right to employ the use of credit facilities to enhance its buying power. In no event will the Company acquire debt from a credit facility in excess of 70% of loan to value to purchase assets.

The Company engages in originating business purpose mortgage loans throughout the United States. To support the origination and sale of Business purpose mortgage loans, the Company operates as a correspondent lender and utilizes a warehouse line of credit specifically for these purposes. The Company currently maintains a $10 million warehouse facility, which is exclusively dedicated to originating Business purpose mortgage loans. These loans are originated under the Company’s underwriting guidelines, funded through the warehouse line, and temporarily held in a special purpose vehicle (“SPV”). The Warehouse Lender generally funds up to 85% of the loan amount. These loans are expected to be sold to third-party investors or institutional buyers within 30 days of origination. In certain cases, the Company may choose to retain select loans on its balance sheet based on strategic or market considerations. The Company has not utilized its warehouse line of credit as of June 30, 2025.

Offering of Securities

The Company is offering a maximum amount of $75,000,000 of a single class (“Class A”) of Redeemable Series A Preferred Stock (“Preferred Stock” or “Shares”) at an offering price of $10 per share (the “Offering”). The minimum permitted purchase is $5,000 for Class A Shares. The Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Offering will terminate on the earlier of 12 months from the date the offering circular was qualified by the Securities and Exchange Commission (“SEC”) (which date may be extended for an additional two years in the Company’s sole discretion) or the date when all Shares have been sold. The Offering Circular was qualified by the SEC on July 13, 2022, and the Company filed a Post Offering Statement on June 30, 2023 to extend the offering past the July 13, 2023 termination date. The Company filed an additional Post Offering Statement on August 19, 2024.

Regulation D, Rule 506(c) Offering Disclosure

On February 2, 2023, the Company filed a notice with the SEC pursuant to Rule 506(c) of Regulation D, indicating its intent to offer the following classes of its Series A Preferred Stock: Class B, Class C, and Class D (collectively, “Class BCD”). These securities are being offered exclusively to accredited investors under the Rule 506(c) exemption, which permits general solicitation provided that the issuer takes reasonable steps to verify accredited investor status.

The offering provides accredited investors the opportunity to purchase Class BCD Shares in aggregate amounts ranging from a minimum of $100,000 to a maximum of $75,000,000. Minimum investment thresholds vary by class:

●	Class B Shares: Minimum investment of $100,000

●	Class C Shares: Minimum investment of $250,000

●	Class D Shares: Minimum investment of $1,000,000

On January 15, 2025, the Company filed an additional notice with the SEC under Rule 506(c) for the offering of Series B Bonds, specifically Class D4, Class D5, and Class E5 Bonds. The minimum investment amounts for these Bonds are as follows:

●	Class D4 Bonds: $100,000

●	Class D5 Bonds: $100,000

●	Class E5 Bonds: $500,000

Certain Class D5 Bonds include contractual rights to phantom equity interests. These rights entitle the bondholder to receive cash distributions that are economically equivalent to a pro rata share of the Excess Distributable Cash otherwise payable to holders of the Company’s common stock. These phantom equity interests do not confer any ownership or voting rights and are structured as non-equity contractual obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Company adopted the calendar year as its basis of reporting.

Segment Reporting

ASC Topic 280, Segment Reporting, requires public entities to report financial and descriptive information about their reportable operating segments. The Company adopted ASU 2023-07 “Segment Reporting (Topic 280) – Improvement to Reportable Segment Disclosures” on January 1, 2024.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer and President (“CEO”). The CEO is responsible for allocating the Company’s resources and for assessing its operating performance.

The Company has identified one reportable segment: investing in primarily mortgage related single-family and multi-family residential assets within the U.S. Factors used to identify the reportable segment include the basis of the Company being organized to invest in mortgage-backed loans and other real estate assets. We derive our revenues from interest income on loans, origination and other lender fees on loans, and gains on residential mortgage loans purchased in the secondary market at a discount and subsequently sold.

The accounting policies of the operating segment are the same as those described in the Summary of Significant Accounting Policies. No differences exist between the measurements used for internal management reporting purposes and those used in the Company’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. The CODM reviews financial information for the overall investment portfolio of assets and assesses the operating results and performance of the Company as a whole without differentiating between loan classification or status. The allocation of company-wide resources, specifically head count, is determined by the CODM based on net income calculated on the same basis as the net income reported in the Company’s Statements of Operations. The CODM is regularly provided with expense information at a level consistent with that disclosed in the Company’s Statements of Operations. The CODM uses net income to monitor budgeted versus actual results in assessing the performance of the segment. The measure of segment assets is reported on the Balance Sheets as Total Assets.

The Company did not have any intra-entity sales or transfers.

Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of revenue recognition; valuation of accounts receivable, other receivables, loans held for investment, real estate property held for investment; evaluating impairment on loans and real estate properties held for sale; the allowance for credit losses; fair values of financial instruments; realization of deferred tax assets; income taxes; and contingencies and litigation, among others. Some of these judgments can be subjective and complex, and consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by the Company, there may also be other estimates or assumptions that are reasonable.

Risks and Uncertainties

Industry Risk

The real estate market is inherently speculative and unpredictable. The Company’s assets are secured by real estate holdings. In the event of a market downturn, the Company may face challenges in paying dividends or redeeming outstanding shares at the stated redemption price. Over the past two decades, the real estate industry has experienced significant fluctuations, including the notable downturn from 2007 to 2009. Such events can impact the Company’s ability to generate revenue and subsequently distribute dividends and proceeds.

Risks Relating to Real Estate Loans

The ultimate performance and value of the Company’s investments will depend upon, in large part, the underlying borrower on the mortgage’s ability to perform and the Company’s ability to operate any given property so that it produces sufficient cash flows necessary to generate profits. Revenues and cash flows may be adversely affected by: changes in national or local economic conditions; changes in local real estate market conditions due to changes in national or local economic conditions or changes in local property market characteristics, including, but not limited to, changes in the supply of and demand for competing properties within a particular local property market; competition from other properties offering the same or similar services; changes in interest rates and the credit markets which may affect the ability to finance, and the value of, investments; the on-going need for capital improvements, particularly in older building structures; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes, and other natural disasters, acts of war, or terrorism, which may decrease the availability of or increase the cost of insurance or result in uninsured losses; changes in governmental rules and fiscal policies which may result in adverse tax consequences, unforeseen increases in operating expenses generally or increases in the cost of borrowing; decreases in consumer confidence; government taking investments by eminent domain; various uninsured or uninsurable risks; the bankruptcy or liquidation of Borrowers or tenants; adverse changes in zoning laws; the impact of present or future environmental legislation and compliance with environmental laws. If property securing loans becomes real estate owned as a result of foreclosure, the Company bears the risk of not being able to sell the property to recover the investment, and the Company is exposed to all the risks associated with the ownership of real property.

Redeemable Shares

All Series A Preferred Shares contain a redemption feature which allows for the redemption of such Shares. Class A Preferred Stock is subject to a four year holding period (“Class A Lock-up Period”), and Class B, C, and D Preferred Stock is subject to a three year holding period (“Class B, C, D Lock-up Period”). In accordance with ASC 480, conditionally redeemable Series A Preferred Shares (including Class A and Class B, C, and D Preferred Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. The Company recognizes changes in redemption value immediately as they occur. However, while Series A Preferred Shares that are redeemed prior to the applicable Lock-up Period are subject to a penalty or discount to the redemption value, such Series A Preferred Shares have been presented at the original sales price of $10 per share. Further, Class A Bonus Shares received by qualifying investors have no redemption value until after the Class A Lock-up Period.

Loan Classification

Loans Held for Sale (“Loans HFS”)

Loans are classified as held-for-sale when management has positively determined that the loans will be sold in the foreseeable future and the Company has the intent and ability to do so. The Company’s held-for-sale loans typically consist of residential mortgage loans. The classification may be made on or after the loan’s origination or purchase date. Once a decision has been made to sell loans not previously classified as held-for-sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or estimated fair value on an individual loan basis. The fair value of Loans HFS is based on prevailing market prices as reported in Whole Loan Pricing Reports from reputable whole loan trading companies specializing in sales and analytics such as RAMS Mortgage Capital (“RAMS”) and MIAC Analytics. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Loans Held for Investment (“Loans HFI”)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost, net of the allowance for current expected credit losses. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts, accrued interest, deferred loan fees and costs, and impairment losses. Interest on Loans HFI is recognized by using the effective-interest method on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized in lender fee income.

Loan Impairment

Loans considered held-for-sale are evaluated for impairment by Management at each reporting date. A valuation allowance is recorded to the extent that the fair value of the loan is less than the carrying value of the loan. No valuation allowance for loans held-for-sale was recorded as of June 30, 2025 and December 31, 2024.

Charge-offs

The Company records charge-offs for loans held-for-investment when Management determines that all, or a portion, of the unpaid principal balance is uncollectible, which generally occurs when all reasonable means of recovering the loan balance have been exhausted. Such determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to cover the loan amount. When Management deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. Subsequent recoveries, if any, are credited to the ACL when received. Costs incurred to recover charged-off loans are recorded as an expense and included in the Statements of Operations.

Loan Origination Fees and Costs

Loan origination fees and costs associated with Loans HFS are deferred and included as part of the loan balance until the loan is sold. For Loans HFI, direct loan origination costs and origination fees are offset, and the net amount is deferred and amortized over the life of the related loan using the interest method described in ASC 835, Interest. The Company does not amortize deferred net fees or costs during periods in which interest income on the loan is not being accrued because of concerns about the collection of principal and interest from the borrower. Net deferred fees from the origination of loans in the amount of $182,708 and $205,457 were amortized into income for the six months ended June 30, 2025 and June 30, 2024, respectively.

Purchased Credit Deteriorated Assets (“PCD”)

Purchased credit deteriorated refers to a financial asset that has experienced a significant deterioration in credit quality since its origination, and has been purchased, not originated by the current holder. PCD assets are accounted for using a “gross-up” method, where the expected credit losses are added to the purchase price to determine the initial amortized cost.

The Company assesses what is more-than-insignificant credit deterioration since origination and considers the purchased assets with the following characteristics to be consistent with the factors that affect collectability in ASC 326-20-55-4. The Company records the allowance for credit losses in accordance with ASC 326-20-30-13 for the following assets:

a.	Financial assets that are delinquent, including maturity default, as of the acquisition date

b.	Financial assets that have been downgraded since origination

c.	Financial assets that have been placed on nonaccrual status

d.	Financial assets for which, after origination, credit spreads have widened beyond the threshold specified in its policy.

PCD loans are recorded at the amount paid. An allowance for credit losses is determined using the same methodology as other loans held for investment and can be found in the section titled Allowance for Current Expected Credit Losses (“ACL”). In accordance with ASC 326-20, when an entity uses a non-discounted cash flow method, the initial allowance for credit losses for PCD assets should be based on the asset’s unpaid principal balance and not its amortized costs basis. The initial allowance is then added to the asset’s “initial amortized cost basis” (e.g. purchase price). This is required by the guidance in ASC 326-20-30-14 and was needed to avoid a potentially circular calculation in which the allowance is based on the collectability of the amortized cost bases of an asset, but it also impacts the amortized cost basis through the PCD gross up. When subsequently measuring the ACL, ASC 326-20-35-1 states that the method used to determine the allowance should generally be applied consistently over time. As such, the ACL on a PCD asset is based on the unpaid principal balance and not the amortized cost basis of the asset when using a non-discounted cash flow approach.

The Company measures expected credit losses of PCD assets on a collective, or pool, basis when the financial asset has similar characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The sum of the loan’s purchase price and allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent changes to the allowance for credit losses are recorded through provision for credit losses expense.

In accordance with ASC 310-10-35-53C, the recognition of income on PCD assets is dependent on having a reasonable expectation about the amount to be collected over the life of the asset. When we can no longer reasonably estimate the amount expected to be collected, we place the PCD asset on nonaccrual status. The ability to place a financial asset on nonaccrual status is not used to circumvent the recognition of a credit loss. When a PCD asset is placed on nonaccrual status, the accrual of interest on loans and the accretion of any noncredit discount or premium is discontinued. Any payments received by the Company while a PCD loan is in nonaccrual status are applied against principal.

Allowance for Current Expected Credit Losses (“ACL”)

The Company adopted the current expected credit loss (“CECL Standard”) on January 1, 2023. The CECL Standard replaced the incurred loss model under existing guidance with an expected loss model for instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). With the adoption of CECL, the definition of impaired loans was removed from accounting guidance.

The ACL is a valuation account that is deducted from the amortized cost basis of Loans HFI to present the net amount expected to be collected. The Company estimates the ACL based on the non-PCD loan’s amortized cost basis and PCD loan’s unpaid principal balance (“UPB”). Expected credit losses are reflected in the ACL through a charge to provision for credit loss expense. When the Company deems all or a portion of a loan to be uncollectible, the appropriate amount is written off and the ACL is reduced by the same amount. The Company applies judgment to determine when a loan is deemed uncollectible; however, a loan will typically be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACL when received.

The Company’s methodologies for estimating the ACL take into account available relevant information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The methodologies apply historical loss information, adjusted for asset-specific characteristics, economic conditions at the measurement date, and forecasts about future economic conditions expected to exist through the contractual lives of the financial assets that are reasonable and supportable, to the identified pools of financial assets with similar risk characteristics for which the historical loss experience was observed.

The Company measures expected credit losses of financial assets on a collective, or pool, basis, when the financial assets share similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assesses these assets on an individual basis. The Company uses a loss-rate method to estimate expected credit losses. The Company applies an expected loss ratio based on internal and peer historical losses adjusted as appropriate for qualitative factors. The qualitative factors Management considers include company-specific, market, industry or business-specific data, the value of collateral, the short-term duration of remaining contractual terms, a consistent historical track record of real estate pricing, market changes in underlying loan composition of specific portfolios, trends related to credit quality, delinquency, non-performing and adversely rated loans, and reasonable and supportable forecasts of economic conditions. Due to the Company’s limited history, we utilized the SCALE method developed by the Federal Reserve System for estimating current expected credit losses for institutions with assets of less than $1B to determine an appropriate lifetime loss rate for our loan portfolio. The SCALE tool, also developed by the Federal Reserve System, uses publicly available data from Schedule RI-C of the Call Report to derive the initial proxy expected lifetime loss rates. The data reported in Schedule RI-C requires institutions with $1 billion or more in total assets to report disaggregated information by portfolio segment on the amortized cost basis of held-for-investment loans and leases and the related balance in the allowance for credit losses at the end of each quarter in accordance with ASU 2016-13.

Management’s process for evaluating the ACL is:

1.	Assign each loan to a portfolio segment based on standard Mortgage Call Report segments. The segments are:

a.	Real Estate Construction - includes loans which were given to borrowers for rehabilitation/construction of property.

b.	Real Estate Commercial - includes loans given to borrowers for commercial assets including retail, office or multifamily (5 or more units).

c.	Real Estate Residential - includes loans on single family (1-4 unit) properties that were not undergoing any rehabilitation or construction.

2.	Input the aggregated amortized cost, including accrued interest, for loans in each segment.

3.	Calculated the Life of Loan Loss Rate by using the sum of a) the expected loss rate from the Federal Financial Institutions Examination Council (“FFIECC”) schedule RI-C on a national level for each portfolio segment and b) adjustment for qualitative factors, if any. Based on Management’s assessment of qualitative factors, no qualitative adjustment was deemed necessary.

4.	Calculated the ACL for each segment of loans assessed on a pooled basis before any adjustment for historical loss experience by multiplying a) the aggregated amortized cost for each segment and b) the Life of Loan Loss Rate.

5.	Calculated the adjustment for historical loss experience based on a combination of the Company’s experience and the historical institution and peer net charge-off rates using the net loss to average total Loans and Leases (“LNLS”) to the Peer (national) net loss to average total LNLS found in the Uniform Bank Performance Report.

6.	Entered the expected losses on loans assessed on an individual basis.

7.	The ACL was calculated as $407,317 and $359,745 as of June 30, 2025 and December 31, 2024, respectively. The Company assigns the ACL to each pooled loan proportionally, based on its amortized cost relative to the total amortized cost.

There were no changes in the factors that influenced management’s estimate of expected credit losses, including changes to policies, methodology, or rationale, from the prior period. Consequently, there are no quantitative effects of changes in the ACL calculation. Management believes the ACL is adequate to cover estimated losses on loans as of June 30, 2025 and December 31, 2024.

The Company’s estimate of the ACL reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications unless the Company has identified an expected troubled loan modification.

Off-Balance-Sheet Credit Exposures

ASC 326-20-50-22 defines off-balance-sheet credit exposures as the credit exposures on off-balance-sheet loan commitments, standby letters of credit, financial guarantees not accounted for as insurance, and other similar instruments, except for instruments within the scope of Topic 815.

The Company estimates its liability for off-balance sheet credit exposures for unfunded loan commitments using the loss-rate method. The loss-rate method Management used is the SCALE method discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”). Additionally, Management considered the same qualitative factors in its calculation of the liability for credit losses related to unfunded loan commitments as discussed in the section titled Allowance for Current Expected Credit Losses (“ACL”).

In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in the financial statements. Specifically, the Company disburses loan proceeds for its real estate construction loans based on predetermined milestones related to the progress of the construction project. Requests for funding are submitted to the Company by the borrower on the A1A G702 Application and Certificate for Payment form (“Draw Schedule”). The Company periodically hires an inspector to go to the construction site to review the progress on the project and verify the percentage of completion of each component of the Draw Schedule. The Company’s unfunded loan balance related to two construction loans is $197,850 as of June 30, 2025.

Cash Surrender Value of Company-owned Insurance (“COLI”) Policies

The Company owns life insurance policies on officers and certain key persons. The life insurance policies are used to indemnify the Company against the loss of talent, expertise, and knowledge of key employees. Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, changes in the cash surrender values of COLI policies, as they progress towards the ultimate death benefits, are recorded without tax consequences. The life insurance policies have an aggregate cash surrender value (“CSV”) of $30,097 and $19,477 as of June 30, 2025 and December 31, 2024, respectively. The CSV is reported as an asset on the Balance Sheets, net of outstanding loans of $0. The Company is responsible for paying the premiums on the policies.

Cash and Cash Equivalents

Cash Equivalents consists of money market funds as of June 30, 2025.

The Company’s cash balances in bank deposit accounts, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Interest Receivable

Interest Receivable represents the amount of interest recognized, but not collected, on loans in accrual status and is included in Interest Receivable in the Balance Sheets. The following table presents Interest Receivable by loan type:

	As of
	June 30, 2025	December 31, 2024
Residential mortgage loans	$1,300	$2,314
Business purpose mortgage loans	0	3,850
Balance at end of year	$1,300	$6,164

The Company analyzes interest receivable balances on a timely basis, or at least monthly, to determine collectability. If an interest receivable amount is deemed uncollectible, the Company writes off the uncollectible amount through a reversal of interest income.

Other Real Estate Property, held for sale (“OREO”)

OREO is property acquired in full or partial settlement of loan obligations generally through foreclosure. At acquisition, the Company records OREO at the property’s fair value less costs to sell. Concurrently, the carrying value of the loan receivable is reduced to zero. A gain on loan transfer to OREO is recorded in the Statements of Operations when the property’s fair value less estimated costs to sell is greater than the loan’s carrying value. A loss on loan transfer to OREO is recorded in the Statements of Operations when the property’s fair value less estimated costs to sell is less than the loan’s carrying value.

The OREO fair value estimates are derived from information available in the real estate markets including similar property and often require the experience and judgment of third parties such as real estate appraisers and brokers. The estimates figure materially in calculating the value of the property at acquisition, the level of charge for loan gain or loss and any subsequent valuation reserves. After OREO acquisition, costs incurred relating to the development and improvement of the property are capitalized to the extent they do not cause the recorded value to exceed the net realizable value, whereas costs relating to holding and disposition of the property are expensed as incurred. OREO is analyzed periodically for changes in fair values and any subsequent write down is charged as an expense on the statements of income. Any recovery in the fair value subsequent to such a write down is recorded, not to exceed the OREO fair value recorded at acquisition.

The Company owned twelve OREO properties as of June 30, 2025 and three OREO properties as of December 31, 2024.

Other Receivable, net

The Company incurs and pays loan expenses considered to be recoverable from borrowers (“Advances”). Advances include but are not limited to; forced placed insurance, property taxes, legal, and utility bills. Proper documentation is provided to the loan servicer and subsequently, the recoverable expense is added to the loan balance. The recoverable expense may be collected directly from the borrower, may reduce proceeds in the event of foreclosure, or may reduce or increase the gain or loss upon sale of the loan. The amount of Advances outstanding at June 30, 2025 is $280,718, net of an allowance for credit losses of $41,122. The amount of Advances outstanding at December 31, 2024 is $1,979,445, net of an allowance for credit losses of $42,070. Advances are included in Other Receivables, net in the Balance Sheets.

Bond Liabilities, net

The Company incurs debt issuance costs related to its Series B Bonds. The Company capitalizes and amortizes the costs through the maturity of each class of Series B Bonds as applicable. As of June 30, 2025, the Company has issued 560,500 Series B Class D5 Bonds and incurred $62,153 of debt issuance costs. Bonds Liabilities, net as of June 30, 2025 and December 31, 2024 are comprised of the following:

	As of
	June 30, 2025	December 31, 2024
Series B Class D5 Bonds	$5,605,000	$-
Debt issuance costs	(62,153)	-
Bond Liabilities, net	$5,542,847	$-

The Company pays monthly interest payments to the Series B Bondholders. The Company paid its first interest payment in February 2025. The Company recorded $144,878 and $0 as Bond Interest Expense for the SME June 30, 2025 and the SME June 30, 2024, respectively.

Income Taxes

The Company uses the asset and liability method of ASC 740 to account for income taxes. Under this method, deferred income taxes are determined based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years and are measured using the currently enacted tax rates and laws. A valuation allowance is provided to reduce net deferred tax assets to the amount that, based on available evidence, is more likely than not to be realized.

The recognition of certain net deferred tax assets of our reporting entities are dependent upon, but not limited to, the future profitability of the reporting entity, when the underlying temporary differences will reverse, and tax planning strategies. Further, Management’s judgment regarding the use of estimates and projections is required in assessing the Company’s ability to realize the deferred tax assets relating to Net Loss carryforwards.

ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. It requires a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken, or expected to be taken, in an income tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Management has considered all positions expected to be taken on the 2024 and 2023 tax returns, and concluded that tax positions taken will more likely than not be sustained at the full amount upon examination. Accordingly, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2024. If any income tax exposure was identified, the Company would recognize an estimated liability for income tax items that meet the criteria for accrual. The Company has not been assessed interest or penalties by any major tax jurisdictions. If any interest and penalties related to income tax assessments arose, the Company would record them as income tax expense.

Revenue Recognition

For loans in accrual status, interest income includes interest at stated rates based on the contractual payment terms of the loan. If a loan is prepaid, the Company immediately recognizes the amount of interest calculated in the payoff statement as an increase to interest income.

For loans in nonaccrual status, interest income recognition is suspended until, in the opinion of management, a full recovery of the contractual principal and interest is expected. When a loan is in nonaccrual status, all payments received are applied to principal. If a loan in nonaccrual status is prepaid, the Company immediately recognizes the increase or decrease in the proceeds received versus the carrying value of the loan as interest income.

Rental revenue is recognized according to the guidance in ASU 2016-02, Leases (Topic 842) on a straight-line basis over the term of the lease.

Gain on Transfer of Loan to OREO

Gains and losses on transfers of loan to OREO are based on the difference between the fair market value of the real estate acquired through foreclosure and the carrying value of the loan at the date of transfer.

Gain on Sale of OREO

Gains and losses on sales of OREO are calculated by comparing the carrying value of the property acquired through foreclosure with the proceeds received from the sale. If the sale proceeds exceed the book value, a gain is recognized. Conversely, if the sale proceeds are less than the book value, a loss is recognized.

Gain on Sale of Mortgage Loans

Gains and losses on sales of mortgage Loans HFS are based on the difference between the selling price and the carrying value of the loan sold.

Gain on Sale of Real Estate Property

Gains and losses on sales of real estate property held-for-sale are based on the difference between the sales price, less sales commissions and other costs, and the carrying value of the real estate sold.

Real Estate Property, held-for-investment, net

Real Estate Purchase Price Allocations

Upon the acquisition of real estate properties which do not constitute the definition of a business, the Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interest as of the acquisition date, measured at their relative fair values. Acquisition-related costs are capitalized in the period incurred and are recorded to the components of the real estate assets acquired. In determining fair values for multifamily apartment acquisitions, the Company assesses the acquisition-date fair values of all tangible assets, identifiable intangible assets and assumed liabilities using methods like those used by independent appraisers (e.g., discounted cash flow analysis) and which utilize appropriate discount and/or capitalization rates and available market information. In determining fair values for single-family residential home acquisitions, the Company utilizes information obtained from county tax assessment records and available market information to assist in the determination of the fair value of land and buildings. Estimates of future cash flows are based on several factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

Intangible assets include the value of in-place leases, which represents the estimated fair value of the net cash flows of leases in place at the time of acquisition, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. The Company amortizes the value of in-place leases to expense over the remaining non-cancelable term of the respective leases.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, prevailing interest rates and the number of years the property will be held for investment. The use of inappropriate assumptions could result in an incorrect valuation of acquired tangible assets, identifiable intangible assets and assumed liabilities, which could impact the amount of the Company’s net income (loss). Differences in the amount attributed to the fair value estimate of the various assets acquired can be significant based upon the assumptions made in calculating these estimates.

Impairment of Real Estate Property

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of the Company’s real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. Based on this analysis, if the Company does not believe that it will be able to recover the carrying value of the real estate and related intangible assets and liabilities, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets.

Lessor

The Company classifies its leases at inception as operating, direct financing or sales-type leases. A lease is classified as a sales-type lease if at least one of the following criteria is met: (1) the lease transfers ownership of the underlying asset to the lessee, (2) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (3) the lease term is for a major part of the remaining economic life of the underlying asset, (4) the present value of the sum of the lease payments equals or exceeds substantially all of the fair value of the underlying assets, or (5) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. Furthermore, when none of the above criteria is met, a lease is classified as a direct financing lease if both of the following criteria are met: (1) the present value of the of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds the fair value of the underlying asset and (2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. A lease is classified as an operating lease if it does not qualify as a sales-type or direct financing lease. Currently, the Company classifies all of its lessor arrangements as operating leases.

Real Estate Property, held-for-sale, net

Once real estate property is classified as held-for sale, it is reported at the lower of its carrying value or fair value less cost to sell beginning in the period the held for sale criteria is met. The carrying value of property held-for-sale is adjusted each reporting period for subsequent changes in fair value less cost to sell. A loss is recognized for any subsequent write-down to fair value less cost to sell. A gain is recognized for any subsequent increase in fair value less cost to sell, not to exceed the cumulative loss previously recognized. Depreciation and amortization is not recorded once an asset is classified as held-for-sale. The Company has nine real estate properties, HFS as of June 30, 2025 and two as of December 31, 2024.

3. RESIDENTIAL MORTGAGE LOANS, HELD FOR SALE, NET (“RML HFS”)

Mortgage loans are evaluated based on three key characteristics:

Property – The condition of the property is assessed through exterior inspections. Additionally, the Underwriting Team, consisting of the CEO and other members of the asset management team, evaluates the title to ensure its accuracy. When acquiring a first-position mortgage loan, the Underwriting Team conducts a title report to confirm that the lien is indeed in the first position and that the seller is the legitimate holder of the loan. The Underwriting Team also verifies the status of taxes and other liens that could take precedence over the mortgage lien.

Borrower – The Underwriting Team’s evaluation includes a review of the mortgage servicing notes, payment history, and a background check on the borrower. Key criteria such as the number of bankruptcy filings and the borrower’s willingness to work with previous lien holders are analyzed to gauge the likelihood of reaching a resolution with the borrower.

Predicament – In the case of a non-performing loan, the underwriting team investigates the circumstances that led to the borrower’s current situation, whether it was due to extenuating circumstances such as a death, divorce, disability, or a temporary loss of income.

These factors are integrated into an in-house financial model to determine potential outcomes and risks associated with the loan, ultimately guiding the Underwriting Team in establishing an appropriate acquisition price.

The following table summarizes the balance of Residential Mortgage Loans, held for sale, net in the accompanying Balance Sheets as of June 30, 2025 and 2024:

	As of June 30, 2025
	Performing	Non- Performing	Total
Unpaid Principal Balance (“UPB”)	$896,773	$1,240,791	$2,137,564
Less: Purchase Discount	(296,070)	(310,540)	(606,610)
Less: Nonaccrual payments applied to principal	-	(264,097)	(264,097)
Closing Costs	7,832	7,225	15,057
RML HFS, net Balance at June 30, 2025	$608,535	$673,379	$1,281,914

	As of December 31, 2024
	Performing	Non- Performing	Total
Unpaid Principal Balance (“UPB”)	$1,035,996	$1,044,715	$2,080,711
Less: Purchase Discount	(354,357)	(508,628)	(862,985)
Less: Nonaccrual payments applied to principal	-	(200,876)	(200,876)
Closing Costs	8,707	9,190	17,897
RML HFS, net Balance at December 31, 2024	$690,346	$344,401	$1,034,747

Loan Classification – RML HFS

RML HFS are classified as performing (accrual) status when management expects to receive all contractually specified principal and interest payments. Conversely, loans are classified as non-performing (nonaccrual) status when management does not anticipate receiving all contractually specified principal and interest payments. The Company actively works with borrowers of non-performing loans to convert these loans to performing status, and then subsequently liquidating them at a higher margin. In cases where borrowers are unable to make payments, the Company has several options, including loan modification, deed-in-lieu of foreclosure, or property foreclosure. The Company strategically invests in non-performing mortgage loans with the intention of converting them to performing status, modifying the loan terms, or foreclosing on the property, and subsequently selling the loan or property after a short holding period.

The Company’s business model involves acquiring, then selling or foreclosing on loans after a short holding period and, therefore, classifies its residential mortgage loans as held-for-sale. The Company accounts for its residential mortgage loans under ASC 948 Financial Services – Mortgage Banking, recording loans at the lower of cost or market upon acquisition and subsequently at each reporting date.

Loan Servicing – RML HFS

The Company contracts with a loan servicing company to service the Company’s mortgage loans. The loan servicing companies are entitled to a monthly servicing fee for each loan as well as other fees that are standard in the loan servicing business. The Company incurred $13,567 and $15,376 of loan servicing fees in for the six months ended June 30, 2025 and June 30, 2024, respectively, and is included in Loan Expenses in the Statements of Operations.

Loan Modifications to Debtors Experiencing Financial Difficulty

From time to time, Management negotiates and enters into loan modifications with borrowers whose loans are delinquent (non-performing). Modifications may include lowering monthly payments, deferring some principal balances to maturity, modifying the maturity date, and/or reclassifying loan charges. The Company recognizes the effects of any loan modifications in the financial statements immediately.

4. RESIDENTIAL AND BUSINESS PURPOSE MORTGAGE LOANS, HELD FOR INVESTMENT, NET (“BPL HFI”) and ACL

The Company originates short term business purpose mortgage loans secured by real estate. Business Purpose Mortgage Loans are provided to a borrower to “bridge” the gap until the borrower secures permanent financing or sells the property. These loans are typically issued to borrowers to perform renovations to the property or acquire a property. Business Purpose Mortgage Loans originated by the Company are typically interest only with the full principal balance due at maturity and are typically twelve months in contractual duration. Business Purpose Mortgage Loans may contain options for borrowers who are current on their loan payments to extend the maturity date of the loan in exchange for an extension fee. Extensions are typically granted for up to six months in duration.

Residential and Business Purpose Mortgage Loans, held for investment, net in the accompanying Balance Sheets are shown at their amortized cost basis and are summarized as follows:

	As of June 30, 2025
	Accrual	Nonaccrual	Total
Unpaid Principal Balance (“UPB”)	$18,120,982	$12,981,634	$31,102,616
Less: ACL	(113,632)	(293,685)	(407,317)
Less: Discount	(217,674)	(3,320,285)	(3,537,959)
Less: Nonaccrual payments applied to principal	-	(31,295)	(31,295)
Net Deferred Fees and Costs	(413,354)	(543,865)	(957,219)
Unfunded Loan Commitment	(197,850)	-	(197,850)
Accrued Interest	255,499	-	255,499
Loans HFI, net Balance at June 30, 2025	$17,433,971	$8,792,504	$26,226,475

	As of December 31, 2024
	Accrual	Nonaccrual	Total
Unpaid Principal Balance (“UPB”)	$11,557,727	$6,237,122	$17,794,849
Less: ACL	(125,348)	(234,397)	(359,745)
Less: Discount	(63,254)	(249,154)	(312,408)
Less: Nonaccrual payments applied to principal	-	(67,893)	(67,893)
Net Deferred Fees and Costs	(75,538)	8,837	(66,701)
Accrued Interest	100,593	-	100,593
Loans HFI, net Balance at December 31, 2024	$11,394,180	$5,694,515	$17,088,695

Credit Quality Indicators – BPL HFI

The Company monitors the credit quality of BPL HFI through the use of an internal letter grading system.

Loans originated by the Company - The Underwriting Team assesses each loan and the proposed terms of the loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. The Underwriting Team uses an internal grading system to assign one of five letter grades, from A to E, to each loan. The letter grade generally reflects the overall risk of the loan. Loans with a letter grade of A or B generally pose minimal risk to the Company and generally exhibit the following characteristics: a combined loan to value that includes senior and subordinated positions of less than 60%, loan amount is less than 50% of the borrower’s net worth, a credit score of greater than 650, secured collateral position, and the borrower having more than 5 years of experience with renovating properties if the loan is a construction loan.

Loans acquired by the Company – Loans are assigned a letter grade by the Underwriting team. Loans are classified as PCD if, at the acquisition date, it has experienced a more-than-insignificant deterioration in credit quality since its origination.

5. RELATED PARTIES

The Company has historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to, purchases and dispositions of residential mortgage loans, real estate property, general and administrative expenses, and mortgage loan servicing. Related parties refer to non-consolidated companies that are controlled by one of the Company’s common stockholders who is also an officer of the Company.

The Company had receivables due from related parties in relation to general and administrative expenses paid on behalf of related parties in the amount of $3,926 and $17 as of June 30, 2025 and December 31, 2024, respectively and is included in Due from Related Parties in the Balance Sheets.

Legal proceedings

The nature of the Company’s business gives rise to litigation in the ordinary course of operations. Management, after consultation with the Company’s legal counsel, is aware of one legal proceeding currently pending which, if determined adversely, is not expected to have a material effect on the Company’s shareholders’ equity or results of operations. Other than routine litigation incidental to the Company’s business, no additional legal proceedings are pending. Furthermore, to the best of management’s knowledge, no governmental authorities have initiated or are contemplating any material legal actions against the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 30, 2025 and determined that except for the following, there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

The Company’s existing Regulation A+ offering has not yet expired but will reach the maximum time period permitted under SEC regulations. In anticipation of this, on July 11, 2025, the Company submitted a new Regulation A+ offering to the SEC for qualification. As of September 25, 2025, the new offering has not yet been qualified by the SEC.

ITEM 4: INDEX TO EXHIBITS

Exhibit

Certificate of Incorporation, CWS, Investments Inc., dated February 22, 2022	2.1
Bylaws, with amendments, of CWS Investments, Inc., dated May 16, 2023	2.2
Articles of Amendment, CWS Investments Inc., dated January 20, 2023	2.3
Form of Subscription Agreement	4.1
Form of CWS Investments Inc Bond	4.2
Loan Servicing Agreement, Madison Management Loan Servicing, LLC, dated October 26, 2022	6.1
Escrow Agreement with North Capital Investment Technology, Inc., Dated June 8, 2022	8.1
Power of Attorney (included on signature page)	10.1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments, Inc.

By:	/s/ Christopher Seveney
Christopher Seveney
President, CEO and CFO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Christopher Seveney	President, CEO, CFO and	September 30, 2025
Christopher Seveney	Chairman of the Board of Directors

/s/ Lauren Wells	Co-Founder, Chief Strategy Officer, Board Secretary	September 30, 2025
Lauren Wells

Jeffrey Laroche	Member at Large	September 30, 2025
Jeffrey Laroche

Alan Belniak	Member at Large	September 30, 2025
Alan Belniak